UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2011

Commission File Number: 001-34944

CHINA CERAMICS CO., LTD.
(Translation of registrant's name into English)

c/o Jinjiang Hengda Ceramics Co., Ltd.
Junbing Industrial Zone
Anhai, Jinjiang City
Fujian Province, PRC
Telephone +86 (595) 8576 5053

(Address of Principal Executive Office)

Copy of correspondence to:

Stuart Management Company
33 Riverside Avenue
5th Floor
Westport, CT 06880

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                 Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Results of Operations and Financial Condition.

On May 9, 2011, China Ceramics Co., Ltd. (the “Registrant”) issued a press release (the “Original Press Release”) announcing financial results for the first quarter ended March 31, 2011. A copy of the press release making the announcement was filed as an exhibit to a Foreign Private Issuer Report on Form 6-K on May 11, 2011. On May 11, 2011, the Registrant issued a press release (the “Subsequent Press Release”) presenting a clarified and corrected capital expenditures outlook due to a misstatement in the first quarter 2011 Business Outlook section in the Original Press Release. A copy of the Subsequent Press Release is attached hereto as Exhibit 99.1.

Other Events.

Commencing on May 17, 2011, the Registrant intends to use the materials attached hereto as Exhibit 99.2 to hold presentations for investors at the 5th Annual China Dragon Conference in New York, NY presented by Oppenheimer & Co. Inc.

Financial Statements and Exhibits.

Exhibit No.	Description

99.1 99.2	Press release dated May 11, 2011. Presentation dated May 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: May 13, 2011

CHINA CERAMICS CO., LTD.

By:	/s/ Hen Man Edmund
Name:	Hen Man Edmund
Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1 99.2	Press release dated May 11, 2011. Presentation dated May 2011.